NewsRelease Equity Interest Purchase Agreement Update Calgary, Alberta – Sept. 10, 2024 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) is providing an update on its previously announced equity interest purchase transaction with an Indigenous-owned investment partnership (the Purchaser), which was formed to acquire a minority equity interest in the NGTL System and the Foothills Pipeline assets. The previously announced equity interest purchase transaction with the Purchaser has been delayed due to an identified transaction structuring issue within the NGTL partnership. The Company is focused on developing a transaction that delivers meaningful distributions to Indigenous Communities while upholding the fundamental value of the NGTL System and the Foothills Pipeline assets. The Company acknowledges the effort its many partners have given to this transaction to date and will provide material updates as they become available. About TC Energy We’re a team of 7,000+ energy problem solvers working to safely move, generate and store the energy North America relies on. Today, we’re delivering solutions to the world’s toughest energy challenges – from innovating to deliver the natural gas that feeds LNG to global markets, to working to reduce emissions from our assets, to partnering with our neighbours, customers and governments to build the energy system of the future. It’s all part of how we continue to deliver sustainable returns for our investors and create value for communities. TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com. FORWARD-LOOKING INFORMATION This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future- oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov. -30- EXHIBIT 99.1

Media Inquiries: Media Relations media@tcenergy.com 403-920-7859 or 800-608-7859 Investor & Analyst Inquiries: Gavin Wylie / Hunter Mau investor_relations@tcenergy.com 403-920-7911 or 800-361-6522